Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

TRANSCLOUD COMPANY LIMITED

TRANSCLOUD ACQUISITION, INC.

and

CHINA TRANSINFO TECHNOLOGY CORP.

Dated as of June 8, 2012

EXECUTION VERSION

3.21	Environmental Matters	17
3.22	Foreign Corrupt Practices	17
3.23	Other Representations and Warranties Relating to the Company and Subsidiaries	17
3.24	Disclosure Letter	18
3.25	Nevada Takeover Statutes	18
3.26	Brokers Fees	18
3.27	No Other Representations or Warranties	18

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		19
4.1	Corporate Organization	19
4.2	Authorization	19
4.3	No Conflicts	20
4.4	Consents and Approvals	20
4.5	Operation and Ownership of Merger Sub	20
4.6	Legal Proceedings	20
4.7	Parent Information	20
4.8	Financing; Equity Rollover.	21
4.9	Broker's Fees	22
4.10	Certain Arrangements	22
4.11	Buyer Group Contracts	22
4.12	No Reliance on Company Estimates	23
4.13	Guaranty	23
4.14	Solvency	23
4.15	No Other Representations or Warranties	24

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		24
5.1	Conduct of Business Prior to the Effective Time	24
5.2	Company Forbearances	24
5.3	Conduct of Business Prior to the Effective Time	26

ARTICLE VI ADDITIONAL AGREEMENTS		26
6.1	Proxy Statement and Schedule 13E-3; Stockholder Approval	26
6.2	Reasonable Best Efforts	27
6.3	Access to Information	29
6.4	Indemnification; Advancement of Expenses; Exculpation and Insurance	29
6.5	Stock Exchange Delisting	31
6.6	Solicitation; Change of Recommendation	31
6.7	Notification of Certain Matters	35
6.8	Financing	35
6.9	Takeover Statutes	36
6.10	Resignations	37
6.11	Participation in Litigation	37
6.12	Publicity	37
6.13	Obligations of Parent and Merger Sub	37

6.14	Payment to a Certain Creditor	37

ARTICLE VII CONDITIONS PRECEDENT		38
7.1	Conditions to Each Party's Obligation To Effect the Merger	38
7.2	Conditions to Obligations of Parent and Merger Sub	38
7.3	Conditions to Obligations of the Company	39

ARTICLE VIII TERMINATION AND AMENDMENT		39
8.1	Termination	39
8.2	Effect of Termination	41
8.3	Fees and Expenses	41
8.4	Amendment	43
8.5	Extension; Waiver	43

ARTICLE IX GENERAL PROVISIONS		43
9.1	Nonsurvival of Representations, Warranties and Agreements	43
9.2	Notices	44
9.3	Interpretation	45
9.4	Severability	45
9.5	Entire Agreement	45
9.6	Governing Law; Jurisdiction	45
9.7	Assignment; Third Party Beneficiaries	46
9.8	Specific Performance	46
9.9	Confidentiality	46
9.10	WAIVER OF JURY TRIAL	48
9.11	Counterparts	48

INDEX OF DEFINED TERMS

	Section		Section
Affiliate	3.8	Evaluation Date	3.16
Agreement	Preamble	Exchange Act	3.7(a)
Alternative Transaction Proposal	6.6(h)(i)	Exchange Fund	2.1
Articles of Merger	1.3	Facility Agreement	4.8(b)
Bank Lender	4.8(b)	Filings	3.6
BSYT	6.14	Financing Documents	4.8(b)
Business Day	1.2	GAAP	3.7(b)
Buyer Group Contracts	4.11	Governmental Entity	3.6
Certificate	1.5(a)	Guarantors	Recitals
Chairman Commitment Letter	4.8(b)	Guaranty	Recitals
Chairman Equity Financing	4.8(b)	Holdco	4.8(b)
Change of Recommendation	6.6(e)	Indemnified Parties	6.4(a)
claim	4.14	Intellectual Property Rights	3.13
Closing	1.2	Judgment	3.9
Closing Date	1.2	Knowledge	3.5
Company	Preamble	Law	3.3(a)
Company Articles	3.1(a)	Liens	3.2
Company Board	Recitals	Material Permits	3.11
Company Board Recommendation	Recitals	Merger	Recitals
Company Bylaws	3.1(a)	Merger Consideration	1.5(a)
Company Contract	3.15(a)	Merger Sub	Preamble
Company Group	8.3(e)	Merger Sub Common Stock	1.5(c)
Company Material Adverse Effect	3.1(b)	Mr. Xia	Article III
Company Option	1.6(a)	NASDAQ	3.3(a)
Company Option Plan	1.6(a)	NEDO Project Shares	6.14
Company Preferred Stock	3.5	Nevada Secretary of State	1.3
Company SEC Reports	3.7(a)	Notice of Superior Proposal	6.6(f)
Company Termination Fee	8.3(b)	NRS	1.1
Company Warrant	1.6(b)	NRS 92A	Recitals
Confidential Information	9.9(c)	Parent	Preamble
Continuing Party	6.6(h)(iii)	Parent Group	8.3(e)
Contract	4.8(e)	Parent Material Adverse Effect	4.1
Contribution Agreements	Recitals	Parent Termination Fee	8.3(c)
Cut-Off Date	6.6(b)	Parties	Preamble
D&O Premium	6.4(c)	Paying Agent	2.1
debt	4.14	Person	2.2(a)
Debt Financing	4.8(b)	PRC	3.22(a)
Disclosure Letter	3.24	Proceeding	3.1(a)
Effect	3.1(b)	Proxy Statement	3.6
Effective Time	1.3	RCA	1.6(a)
End Date	8.1(c)	Regulatory Approvals	3.6
Environmental Laws	3.20	Representatives	6.6(a)
Equity Financing	4.8(b)	Rollover Holders	Recitals

Rollover Shares	Recitals	Stockholder Approval	3.3(c)
SAIF	4.8(b)	Stockholders' Meeting	3.17
SAIF Commitment Letter	4.8(b)	Subsidiary	3.2
SAIF Equity Financing	4.8(b)	Superior Proposal	6.6(h)(ii)
SEC	3.6	Surviving Corporation	Recitals
Securities Act	3.7(a)	Takeover Statutes	3.25
Shares	Recitals	Transaction Agreements	4.14
Solicitation Period End Date	6.6(a)	Unvested Company Option	1.6(a)
Solvent	4.14	Vested Company Option	1.6(a)
Special Committee	Recitals	Voting Agreement	Recitals

v

AGREEMENT AND PLAN OF MERGER, dated as of June 8, 2012 (this "Agreement"), by and among TransCloud Company Limited, a Cayman Islands exempted company with limited liability ("Parent"), TransCloud Acquisition, Inc., a Nevada corporation and a wholly owned, direct subsidiary of Parent ("Merger Sub"), and China TransInfo Technology Corp., a Nevada corporation (the "Company" and, together with Parent and Merger Sub, the "Parties").

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with Chapter 92A of the Nevada Revised Statutes ("NRS 92A"), Merger Sub will merge with and into the Company (the "Merger"), with the Company as the surviving corporation in the Merger (sometimes referred to herein in such capacity as the "Surviving Corporation");

WHEREAS, the board of directors of the Company (the "Company Board"), acting upon the unanimous recommendation of the special committee of the Company Board (the "Special Committee"), has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable to, and in the best interests of, the Company and its stockholders, (b) approved and adopted the execution, delivery and performance by the Company of this Agreement and consummation of the transactions contemplated hereby, including the Merger, and (c) resolved to recommend that the stockholders of the Company approve this Agreement (the "Company Board Recommendation"), in each case upon the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of Parent has approved this Agreement and declared it advisable for Parent to enter into this Agreement;

WHEREAS, the board of directors of Merger Sub has approved and adopted this Agreement and recommended to Merger Sub’s sole stockholder that it approve this Agreement in accordance with NRS 92A on the terms and conditions set forth herein; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent's and Merger Sub's willingness to enter into this Agreement, certain beneficial owners (the "Rollover Holders") of Shares (as defined below) have entered into two contribution agreements (the "Contribution Agreements") pursuant to which the Rollover Holders are agreeing, among other things, to contribute the outstanding shares of common stock, par value US$0.001 per share, of the Company (the "Shares") set forth in the Contribution Agreements owned by such Rollover Holders (the "Rollover Shares") to Parent immediately prior to the Effective Time of the Merger in exchange for shares of Holdco (as defined below);

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent's and Merger Sub's willingness to enter into this Agreement, the Rollover Holders of the Company are entering into a voting agreement in favor of Parent (the "Voting Agreement");

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company's willingness to enter into this Agreement, Parent has delivered to the Company a limited guaranty of Mr. Xia (as defined below) and SAIF (as defined below) (together with Mr. Xia, the "Guarantors"), dated as of the date hereof, in favor of the Company with respect to certain obligations of Parent and Merger Sub under this Agreement (the "Guaranty");

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

THE MERGER

1.1                The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Nevada Revised Statutes (“NRS”), at the Effective Time, Merger Sub shall merge with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation in the Merger.

1.2                Closing. The closing of the Merger (the "Closing") shall take place at 10:00 a.m., Beijing time, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 30th Floor, China World Office 2, No. 1 Jianguomenwai Avenue, Beijing 100004, China, on the second (2nd) Business Day after the satisfaction or, to the extent permitted by applicable Law, waiver by the Party or Parties entitled to the benefits of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Law, waiver thereof), or at such other place, time and date as shall be agreed in writing between Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the "Closing Date." As used in this Agreement, the term "Business Day" shall mean any day other than Saturday, Sunday or a day on which banking institutions in New York, Nevada or PRC are authorized or obligated under applicable Law to be closed.

1.3                Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Parties shall file articles of merger (the "Articles of Merger") with the Secretary of State of the State of Nevada (the “Nevada Secretary of State”) with respect to the Merger, in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of NRS 92A, and, as soon as practicable on or after the Closing Date, shall make any and all other filings or recordings required under NRS 92A. The Merger shall become effective on the Business Day immediately after the date on which the Articles of Merger are duly filed with the Nevada Secretary of State or on such other date and time as Parent and the Company shall agree in writing that, in each case, may not be more than ninety (90) days after the date on which the Articles of Merger are filed, and shall be specified in the Articles of Merger (the date the Merger becomes effective being the “Effective Time”).

1.4                Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the Articles of Merger and in the relevant provisions of NRS 92A. Without limiting the generality of the foregoing, at the Effective Time, all the properties, rights, privileges, powers, immunities and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation, all as provided in NRS 92A and other applicable Laws of the State of Nevada.

1.5                Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any of the following securities:

(a)                Conversion of Shares. Subject to Sections 1.5(b) and 2.4, each Share issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount in cash equal to US$5.80 (the “Merger Consideration”), without any interest thereon. All of the Shares converted into the right to receive the Merger Consideration pursuant to this Section 1.5(a) shall no longer be outstanding and shall automatically be cancelled and cease to exist as of the Effective Time, and each certificate (or evidence of shares in book-entry form) that, immediately prior to the Effective Time, represented any such Shares (each such certificate or evidence, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.2(b), without interest.

(b)                Cancellation of Treasury Shares and Rollover Shares. Each Share held by the Company as treasury stock or owned, directly or indirectly, by Parent, Merger Sub or any wholly owned Subsidiary of the Company immediately prior to the Effective Time shall be cancelled and retired and shall cease to exist as of the Effective Time, and no consideration shall be delivered with respect thereto. For the avoidance of doubt, the Rollover Shares contributed to Parent by the Rollover Holders pursuant to the Contribution Agreements immediately prior to the Effective Time shall not be converted into the right to receive the Merger Consideration.

(c)                Common Stock of Merger Sub. Each share of common stock, no par value per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid and non-assessable share of common stock, no par value per share, of the Surviving Corporation. From and after the Effective Time, all certificates, if any, representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

1.6                Treatment of Options and Warrants.

(a)                As of the Effective Time, each option to purchase Shares (a “Company Option”) pursuant to the China TransInfo Technology Corp. Equity Incentive Plan 2009 (the “Company Option Plan”) that is then outstanding, vested and unexercised (a “Vested Company Option”) shall be cancelled and converted into the right to receive, net of any applicable withholding taxes, as soon as reasonably practicable after the Effective Time, cash in an amount equal to (i) the total number of Shares subject to such Vested Company Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share issuable under such Vested Company Option. As of the Effective Time, each Company Option that is then outstanding and unvested (an “Unvested Company Option”) shall be cancelled and converted into the right to receive as soon as reasonably practicable after the Effective Time, a restricted cash award (“RCA”) in an amount equal to (i) the total number of Shares subject to such Unvested Company Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share issuable under such Unvested Company Option. RCAs shall be subject to the same vesting conditions and vesting schedules applicable to the respective Unvested Company Options without giving effect to the transactions contemplated herein and unvested RCAs are not transferable by means of sale, assignment, exchange, pledge or otherwise. On the date, and to the extent, that the Unvested Company Options would have become vested without giving effect to the transactions contemplated herein, such corresponding portion of the RCAs shall be converted into U.S. dollars and will be delivered to the holder of such RCAs, net of any applicable withholding tax, as soon as practicable thereafter.

(b)                As of the Effective Time, each warrant to purchase Shares (a “Company Warrant”) that is then outstanding and unexercised shall be cancelled and converted into the right to receive as soon as reasonably practicable after the Effective Time, cash in an amount equal to (i) the total number of Shares subject to such Company Warrant immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share issuable under such Company Warrant.

(c)                As provided herein, unless otherwise determined by Parent, the Company Option Plan shall terminate as of the Effective Time.

(d)                At or prior to the Effective Time, the Company shall take all actions reasonably necessary to (i) effect the measures contemplated by this Section 1.6, including the adoption of any plan amendments, obtaining the approval of the Company Board or a committee thereof, and/or obtaining any necessary employee consents and (ii) cause there to be no rights under the Company Option Plan to acquire Shares following the Effective Time.

(e)                Prior to the Effective Time, the Company shall take all such steps as may be required to cause the transactions contemplated by this Section 1.6 and any other dispositions of equity securities of the Company (including derivative securities) in connection with this Agreement by each individual who is a director or officer of the Company subject to the Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

1.7                Changes in Company Common Stock. If at any time during the period between the date of this Agreement and the Effective Time, the number of outstanding Shares shall have been changed into, or exchanged for, a different number of shares or a different class of shares, by reason of any stock dividend or distribution, subdivision, reclassification, recapitalization, stock split (including a reverse stock split), combination, readjustment or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be equitably adjusted to reflect such change.

1.8                Articles of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, each of the articles of incorporation and bylaws of the Surviving Corporation shall be amended in its entirety to read as the articles of incorporation and bylaws, respectively, of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided therein and by applicable Law, in each case except to the extent necessary to (a) comply with Section 6.4 and (b) reflect that the name of the Surviving Corporation shall be China TransInfo Technology Corp. until thereafter amended as provided therein and by applicable Law.

1.9                Directors and Officers of the Surviving Corporation. From and after the Effective Time, the directors of the Surviving Corporation shall consist of the directors of Merger Sub as of immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the Surviving Corporation's articles of incorporation and bylaws. From and after the Effective Time, the officers of the Surviving Corporation shall consist of the officers of the Company as of immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation's articles of incorporation and bylaws.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1                Paying Agent. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, by wire transfer of immediately available funds (i) with a bank or trust company that is reasonably acceptable to the Company as may be designated by Parent at its own cost and expense (the "Paying Agent"), for the benefit of the holders of Shares (excluding any Shares to be cancelled pursuant to Section 1.5(b)), cash in an amount sufficient for the Paying Agent to make payments under Sections 1.5(a) (such cash amount being hereinafter referred to as the "Exchange Fund") and (ii) in an account designated by Parent cash immediately available funds in an amount sufficient to make payments under Sections 1.6(a) and 1.6(b) . The Paying Agent shall also act as the agent for the holders of Shares for the purpose of holding the Certificates and shall obtain no rights or interests in the Shares represented by such Certificates. The Exchange Fund shall, pending its disbursement to the holders of Shares, be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Corporation; provided that no such investment or losses shall affect the amounts payable to such holders and Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment; provided, further, that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-l or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. Earnings from investments, subject to the immediately preceding proviso, shall be the sole and exclusive property of Parent and the Surviving Corporation. The Exchange Fund shall not be used for any other purpose.

2.2                Exchange Procedures.

(a)                Promptly after the Effective Time (but in no event later than five (5) Business Days following the Effective Time), Parent shall cause the Paying Agent to mail to each individual, partnership, joint venture, corporation, limited liability company, limited liability partnership, trust, unincorporated organization or other entity ("Person") who was at the Effective Time a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 1.5(a) (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates that formerly evidenced the Shares shall pass, only upon proper delivery of such Certificates (or affidavits of loss in lieu thereof) to the Paying Agent, and which shall have such customary provisions with respect to delivery of an "agent's message" with respect to Shares held in book-entry form as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of Certificates pursuant to such letter of transmittal in exchange for the Merger Consideration (which instructions shall provide that, at the election of the surrendering holder, such Certificates (including, as applicable, any book-entry Shares) may be surrendered and the Merger Consideration in exchange therefor collected by hand delivery), in each case in form and substance reasonably agreed to by Parent and the Company.

(b)                Upon (i) surrender to the Paying Agent of a Certificate for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto or (ii) receipt of an "agent's message" by the Paying Agent, as applicable, in the case of Shares held in book-entry form, and such other documents as may be reasonably required by the Paying Agent and reasonably approved by Parent and the Company, the holder of such Certificate (including, as applicable, book-entry Shares) shall be entitled to receive in respect of each Share previously represented thereby the Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or will accrue on any cash payable pursuant to Sections 1.5(a) or 1.6(a) .

(c)                If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be an obligation of payment that (i) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate surrendered or shall have established to the reasonable satisfaction of the Paying Agent that such tax either has been paid or is not payable.

(d)                Until surrendered as contemplated by this Section 2.2, each Certificate (including, as applicable, book-entry Shares) shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration in respect of the number of Shares previously represented thereby. From and after the Effective Time, holders of Certificates (including, as applicable, book-entry Shares) shall cease to have any rights as stockholders of the Company, except as provided herein or by applicable Law.

2.3                Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or earnings from investments received with respect thereto) that remains undistributed to the holders of Shares twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand by the Surviving Corporation, and any holder of Shares who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of their respective claims for the Merger Consideration that may be payable upon due surrender of their Certificates, as determined pursuant to this Agreement (subject to abandoned property, escheat or other similar Laws), without any interest thereon and less any required withholding of taxes. Any amounts remaining unclaimed by such holders immediately prior to such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding any provision of this Agreement to the contrary, none of Parent, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any holder of a Certificate for Merger Consideration that was required to be delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law and was so delivered.

2.4                Withholding Rights. The current understanding of Parent or Merger Sub is that no Party will be required to deduct or withhold any amount from the consideration otherwise payable pursuant to this Agreement under applicable PRC Law; provided that, in the event that the circumstances change after the date hereof such that the Surviving Corporation or Parent reasonably determines a deduction or withholding is required, the Surviving Corporation and Parent shall inform the Special Committee in detail of such change in circumstances and consult with the Special Committee concerning such proposed deduction or withholding, and each of the Surviving Corporation, Parent and the Paying Agent shall be entitled to deduct and withhold appropriate amounts. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity by the Surviving Corporation, Parent or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Paying Agent, as the case may be.

2.5                Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration with respect to each Share formerly represented by such Certificate; provided, however, the Surviving Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver an agreement of indemnification in a form reasonably satisfactory to the Surviving Corporation, or a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate alleged to have been lost, stolen or destroyed.

2.6                Transfer Books. The Merger Consideration paid in respect of Shares upon the surrender for exchange of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Certificates. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. Subject to Section 2.4, if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

2.7                Unwinding the Merger. If (i) one (1) full Business Day has elapsed since the Effective Time and (ii) Parent has not deposited or cause to be deposited in full the amount specified in Section 2.1, the Parties agree they shall, at the Special Committee's request, take any and all steps as may be necessary or appropriate in order to unwind the effect of the filing of the Articles of Merger in order to place the Parties, and their respective stockholders and owners, in the same positions they occupied prior to the filing of the Articles of Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the Disclosure Letter (it being understood that any information set forth on one section or subsection of the Disclosure Letter shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection), (b) as may be disclosed in the Company SEC Reports, other than disclosures in the Company SEC Reports contained in the "Risk Factors" and "Forward Looking Statements" sections or any other disclosures in the Company SEC Reports to the extent they are general, nonspecific, forward-looking or cautionary in nature, or (c) for any matters with respect to which both Mr. Shudong Xia (“Mr. Xia”) and SAIF Partners III L.P. have actual knowledge, the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1                Organization and Qualification.

(a)                Each of the Company and the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation or default of any of the provisions of its articles of incorporation, bylaws or other equivalent organizational documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, does not have or reasonably be expected to result in a Company Material Adverse Effect, and no action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as deposition) ("Proceeding") has been instituted or, to the Knowledge of the Company, threatened in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification. True, complete and correct copies of the Articles of Incorporation of the Company as amended to date (the "Company Articles") and the Bylaws of the Company (the "Company Bylaws"), as in effect as of the date of this Agreement, have been publicly filed by the Company as part of the Company SEC Reports.

(b)                As used in this Agreement, the term "Company Material Adverse Effect" means, with respect to the Company and its Subsidiaries, any circumstance, event, change, effect, or development (any such item, an "Effect") that, individually or in the aggregate together with all other Effects, has had or would reasonably be expected to have a material adverse effect on the financial condition, results of operations, prospects, assets, liabilities, properties or business of the Company and its Subsidiaries, taken as a whole; provided, however, that a Company Material Adverse Effect shall not be deemed to include Effects arising out of, relating to or resulting from (i) changes or modifications in GAAP or regulatory accounting requirements or changes in Laws (or interpretations thereof) applicable to the Company or any of its Subsidiaries, (ii) changes, effects or circumstances in the industries or markets in which the Company or any of its Subsidiaries operates, (iii) changes in general business, economic, political or financial market conditions, (iv) changes in the financial, credit or securities markets in the United States, the PRC or any other country or region in the world, including changes in interest rates, foreign exchange rates and sovereign credit ratings; (v) the public disclosure of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated hereby or the announcement of the execution of this Agreement, including, without limitation, any stockholder litigation relating to this Agreement; (vi) any change in the price of the Shares or trading volume as quoted on NASDAQ (it being understood that the underlying cause of such change in stock price or trading volume may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur); (vii) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, acts of God or natural disasters; (viii) actions or omissions taken with the prior written consent of or at the written request of the other Parties hereto or required or permitted by this Agreement; (ix) the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur); (x) any change or prospective change in the Company’s credit ratings (it being understood that the underlying cause of such change or prospective change may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur); or (xi) any loss of, or change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its brokers, customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of this Agreement, the consummation of the transactions contemplated hereby or the announcement of any of the foregoing; provided, further, that in the case of the foregoing clauses (i), (ii) and (iii), the impact of such Effect is not disproportionately adverse to the Company and its Subsidiaries, taken as a whole, as compared to other companies in the industries in which the Company and its Subsidiaries operate.

3.2                Subsidiaries. All of the Subsidiaries of the Company are set forth in the Company SEC Reports. Except as disclosed in the Company SEC Reports, the Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any liens, charges, security interests, encumbrances, rights of first refusal, preemptive rights or other restrictions ("Liens"), and all of the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid except as permitted under applicable Law, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities. The Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable Law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary. As used in this Agreement, the term "Subsidiary" means any entity in which the Company directly or indirectly, owns at least a majority of capital stock or holds at least a majority of equity or similar interest and shall, where applicable, include any subsidiary of the Company formed or acquired after the date hereof.

3.3                Authorization, Special Committee and Fairness.

(a)                The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to the Stockholder Approval, to consummate the transactions contemplated hereby, including the Merger. The execution and delivery of this Agreement by the Company and, subject to the Stockholder Approval, the consummation by it of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and, except for the Stockholder Approval, no further action is required on the part of the Company in connection therewith. This Agreement has been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by any applicable Laws. As used in this Agreement, the term "Law" means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity or the NASDAQ Global Market ("NASDAQ"), as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time.

(b)                The Special Committee is composed of four members of the Company Board who are not affiliated with Parent or Merger Sub and are not members of the Company's management. As of the date hereof and with respect to and based on the facts and circumstances as of the date hereof, the Company Board, acting upon the recommendation of the Special Committee, has (i) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company and its stockholders, (ii) adopted, approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby and (iii) subject to the terms of this Agreement (including Section 6.6), resolved to make the Company Board Recommendation to the holders of Shares. The Company Board, acting upon the recommendation of the Special Committee, has directed that this Agreement be submitted to the holders of Shares for their approval.

(c)                (i) The affirmative vote (in person or by proxy) of both (i) the holders of a majority of the Shares and (ii) holders of a majority of the Shares (excluding the Rollover Shares) at the Stockholders' Meeting, or any adjournment or postponement thereof, in favor of the adoption of this Agreement (the "Stockholder Approval") are the only votes or approvals of the holders of any class or series of capital stock of the Company or any of its Subsidiaries which is necessary to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

3.4                No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby do not and will not (a) assuming Stockholder Approval is obtained, conflict with or violate any provision of the Company Articles or Company Bylaws, or the articles of incorporation, bylaws or other equivalent organizational documents of any Subsidiary of the Company, (b) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien (other than the Liens, if any, created as a result of any actions by Holdco, Parent, or Merger Sub) upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (c) conflict with or result in a violation of any Law applicable to the Company or a Subsidiary, or by which any property or asset of the Company or a Subsidiary is bound or affected.

3.5                Capitalization. The authorized capital stock of the Company consists of 150,000,000 Shares and 10,000,000 shares of preferred stock, US$0.001 par value per share ("Company Preferred Stock") of which, as of the date of this Agreement, (i) 25,270,069 Shares and no shares of Company Preferred Stock are issued and outstanding, and (ii) 3,000,000 Shares are reserved for future issuance pursuant to outstanding Company Options and 5,555 Shares are reserved for future issuance pursuant to outstanding Company Warrants. Except as set forth in the Company SEC Reports, the Company has not issued any capital stock since its most recently filed periodic report under the Exchange Act. Except as disclosed herein, in Section 3.5 of the Disclosure Letter or in the Company SEC Reports, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any Shares or shares of Company Preferred Stock. All of the Shares are validly issued, fully paid and nonassessable, have been issued in compliance with all federal and state securities Laws, and none of such Shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. Except as disclosed in the SEC Reports and the Transaction Agreements (as defined below), there are no stockholders agreements, voting agreements or other similar agreements with respect to the Company's capital stock to which the Company is a party or, to the Knowledge of the Company, between or among any of the Company's stockholders. As used in this Agreement, the term "Knowledge" or "Knowledge of the Company" means the actual knowledge of Mr. Rong Zhang, the Chief Financial Officer of the Company.

3.6                Consents and Approvals. Assuming that the Filings and Regulatory Approvals referred to in Section 4.4 are duly made and obtained, as applicable, and except for (a) the filing with the Securities and Exchange Commission (the "SEC") of a Proxy Statement in definitive form relating to the meeting of the Company's stockholders to be held in connection with approval by the Company's stockholders of this Agreement, the Merger and the transactions contemplated hereby (together with any supplements or amendments thereto, the "Proxy Statement") and a Schedule 13E-3, (b) the filing of the Articles of Merger with the Nevada Secretary of State pursuant to the NRS, (c) any Filings or Regulatory Approvals in connection with compliance with the rules of NASDAQ), and (d) such other Filings or Regulatory Approvals the failure of which to be made or obtained, as applicable, as would not have a Company Material Adverse Effect, no Filings with, or Regulatory Approvals from, any Governmental Entity are necessary in connection with the consummation by the Company of the Merger and the other transactions contemplated by this Agreement. As used in this Agreement, the term "Governmental Entity" means any federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission or other governmental, regulatory, self-regulatory or enforcement authority or instrumentality, whether domestic, foreign or supranational, the term "Filings" means filings of applications, notices, petitions, filings, registrations, declarations, submissions and other documentation with any Governmental Entity, and the term "Regulatory Approvals" means permits, consents, approvals, authorizations, clearances, exemptions, nonobjections, waivers or orders from any Governmental Entity.

3.7                Company SEC Reports; Financial Statements.

(a)                The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it under the Securities Act of 1933, as amended (the "Securities Act") and the Securities Exchange Act of 1934, as amended (the "Exchange Act") since January 1, 2010, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the "Company SEC Reports") on a timely basis or has received a valid extension of such time of filing and has filed any such Company SEC Reports prior to the expiration of any such extension. As of the date of filing, in the case of Company SEC Reports filed pursuant to the Exchange Act (and to the extent such SEC Report was amended, then as of the date of filing of such amendment), and as of the date of effectiveness in the case of Company SEC Reports filed pursuant to the Securities Act (and to the extent such Company SEC Report was amended, then as of the date of effectiveness of such amendment), the Company SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC promulgated thereunder, as applicable, and none of the Company SEC Reports, as of the date of filing, in the case of Company SEC Reports filed pursuant to the Exchange Act (and to the extent such Company SEC Report was amended, then as to the date of filing of such amendment), and as of the date of effectiveness in the case of Company SEC Reports filed pursuant to the Securities Act (and to the extent such Company SEC Report was amended, then as of the date of effectiveness of such amendment), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)                The consolidated financial statements of the Company included in the Company SEC Reports complied in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved ("GAAP"), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal year-end audit adjustments.

3.8                Material Changes; Undisclosed Events, Liabilities or Developments. Since the date of the latest audited financial statements included within the Company SEC Reports, except (i) as specifically disclosed in a subsequent Company SEC Report filed prior to the date of this Agreement or (ii) as expressly contemplated by this Agreement, (a) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Company Material Adverse Effect, (b) the Company has not altered its method of accounting, (c) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (d) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to the Company Option Plan. The Company does not have pending before the SEC any request for confidential treatment of information. Except for the Merger or the other transactions contemplated hereby or as disclosed in the Company SEC Reports, no event, liability or development has occurred or exists with respect to the Company or its Subsidiaries or their businesses, properties, operations or financial condition, that would be required to be disclosed by the Company under applicable securities Laws. For purposes of this Agreement, "Affiliate" means any Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act.

3.9                Legal Proceedings. Except as set forth in Section 3.9 of the Disclosure Letter, (i) neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Company's Knowledge, threatened in writing, Proceedings of any nature against the Company or any of its Subsidiaries or to which any of their material properties or assets is subject, and (ii) as of the date of this Agreement, there is no material judgment, order, injunction or decree ("Judgment") (other than those of general application that apply to similarly situated companies) outstanding against the Company, any of its Subsidiaries or any of their material properties or assets.

3.10                Compliance. Neither the Company nor any Subsidiary (a) is in material default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (b) is in violation of any order of any court, arbitrator or Governmental Entity, or (c) is or has been in violation of any statute, rule or regulation of any Governmental Entity, including without limitation, (i) any Law applicable to its business, (ii) the Currency and Foreign Transactions Reporting Act of 1970, as amended, or any money laundering Laws, rules or regulations, and (iii) any Laws, rules or regulations related to health, safety or the environment, including those relating to the regulation of hazardous substances.

3.11                Regulatory Permits. The Company and the Subsidiaries possess all material certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the Company SEC Reports ("Material Permits"), and neither the Company nor any Subsidiary has received any notice of Proceedings relating to the revocation or modification of any Material Permit.

3.12                Title to Assets. Neither the Company nor any of its Subsidiaries owns any real property. The Company and the Subsidiaries have good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and Liens for the payment of federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization, preference or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (regardless of whether enforcement is sought in equity or at law)) with which the Company and the Subsidiaries are in compliance.

3.13                Patents and Trademarks. The Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights necessary or material for use in connection with their respective businesses as described in the Company SEC Reports (collectively, the "Intellectual Property Rights"). Neither the Company nor any Subsidiary has received a written notice that any of the Intellectual Property Rights used by the Company or any Subsidiary violates or infringes upon the intellectual property rights of any Person. To the Knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties.

3.14                Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as the Company deems adequate for the businesses in which the Company and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

3.15                Contracts.

(a)                Neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) that is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Company SEC Reports filed prior to the date hereof. Each contract, arrangement, commitment or understanding of the type described in this Section 3.15(a) is referred to herein as a "Company Contract."

(b)                (i) Each Company Contract is valid and binding on the Company or its applicable Subsidiary, enforceable against it in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization, preference or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (regardless of whether enforcement is sought in equity or at law)), and is in full force and effect, and (ii) as of the date of this Agreement, to the Knowledge of the Company, no other party to any Company Contract is in breach of or default under the terms of any Company Contract.

3.16                Transactions With Affiliates and Employees. None of the officers or directors of the Company and, to the Knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or any of its Subsidiaries which would be required to be reported under Item 404 of Regulation S-K promulgated under the Exchange Act with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the Knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner other than for (a) payment of salary or consulting fees for services rendered, (b) reimbursement for expenses incurred on behalf of the Company and (c) other employee benefits, including stock option agreements under any stock option plan of the Company.

3.17                Sarbanes-Oxley; Internal Accounting Controls. The Company is in material compliance with all provisions of the United States Sarbanes-Oxley Act of 2002 which are applicable to it. The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management's general or specific authorizations, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (c) access to assets is permitted only in accordance with management's general or specific authorization, and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. The Company's certifying officers have evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the Company's most recently filed periodic report under the Exchange Act (such date, the "Evaluation Date"). The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there has been no change in the Company's internal control over financial reporting (as such term is defined in the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

3.18                Company Information. None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in (a) Schedule 13E-3 will, at the time such document is filed with the SEC, or at any time such document is amended or supplemented, contained any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company or at the time of the meeting of stockholders for the purpose of considering and taking action upon this Agreement (the "Stockholders' Meeting"), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder.

3.19                Opinion. The Special Committee and the Company Board have received the opinion of William Blair & Company, L.L.C. to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the consideration to be received by the holders of Shares (other than Parent, Merger Sub and their Affiliates, and the Rollover Holders) pursuant to the Merger is fair, from a financial point of view, to such holders.

3.20                Tax Status. The Company and each Subsidiary has filed all necessary federal, state and foreign income and franchise tax returns and has paid or accrued all taxes shown as due thereon, and the Company has no knowledge of a tax deficiency which has been asserted or threatened against the Company or any Subsidiary. The provisions for taxes payable, if any, shown on the financial statements filed with or as part of the Company SEC Reports are sufficient for all accrued and unpaid taxes, whether or not disputed, and for all periods to and including the dates of such consolidated financial statements.

3.21                Environmental Matters. The Company and its Subsidiaries are in compliance in all material respects with applicable Laws relating to (a) the protection of the environment, human health or natural resources, (b) the handling, use, disposal, release or threatened release of any hazardous substance and (c) pollution, contamination or any injury to Persons or property involving any hazardous substance ("Environmental Laws"). There are no material Proceedings pending before, or, to the Company's Knowledge, threatened in writing by, any Governmental Entity against the Company or its Subsidiaries relating to any noncompliance under Environmental Law and, to the Knowledge of the Company, there is no reasonable basis for any such Proceeding. There are no Judgments by or with any Governmental Entity which could reasonably be expected to result in any material liabilities or obligations under or in respect of any Environmental Law. To the Knowledge of the Company, there are no hazardous substances at any property (currently or formerly owned or leased by the Company or any of its Subsidiaries) under circumstances which could reasonably be expected to result in material liability to or claims against the Company or its Subsidiaries relating to any Environmental Law.

3.22                Foreign Corrupt Practices. Neither the Company, nor, to the Knowledge of the Company, any agent or other person acting on behalf of the Company, has violated in any material respect any provision of (a) any company contribution or bribery Laws, (b) the Foreign Corrupt Practices Act of 1977, as amended, or (c) any similar domestic or foreign Laws applicable to the Company.

3.23                Other Representations and Warranties Relating to the Company and Subsidiaries.

(a)                All material consents, approvals, authorizations or licenses requisite under applicable Law of the People's Republic of China ("PRC") for the due and proper establishment and operation of the Company and Subsidiaries have been duly obtained from the relevant PRC Governmental Entity and are in full force and effect.

(b)                Except as disclosed in the Company SEC Reports, all material filings and registrations with the PRC Governmental Entities required in respect of the Company and Subsidiaries and their capital structure and operations including, without limitation, the registration with the Ministry of Commerce, the State Administration of Industry and Commerce, the State Administration of Foreign Exchange, State Administration of Taxation, General Administration of Customs, and their respective competent local counterparts, have been duly completed in accordance with the applicable PRC Law.

(c)                Each of the Company and the Subsidiaries has complied in all material respects with all applicable PRC Laws regarding the contribution and payment of its registered capital. Except as disclosed in the Company SEC Reports and expressly contemplated under this Agreement, there are no binding commitments made by the Company or any Subsidiary to sell any equity interest in the Company or any Subsidiary.

(d)                Neither the Company nor any Subsidiary has received any letter or notice from any relevant PRC Governmental Entity notifying it of revocation of any material licenses or qualifications issued to it or any subsidy granted to it by any PRC Governmental Entity for non-compliance with the terms thereof or with applicable PRC Law, or the lack of compliance or remedial actions in respect of the activities carried out by the Company or any Subsidiary.

(e)                Each of the Company and the Subsidiaries has conducted its business activities within the permitted scope of business or have otherwise operated their business in compliance with applicable PRC Law and with all requisite licenses and approvals granted by competent PRC Governmental Entity other than such non-compliance that do not, and would not, individually or in the aggregate, have a Company Material Adverse Effect. As to licenses, approvals and government grants and concessions requisite or material for the conduct of any material part of the Company or the Subsidiaries' business which is subject to periodic renewal, the Company has no Knowledge of any reasons for which such requisite renewals will not be granted by the relevant PRC Governmental Entities.

(f)                With regard to employment and staff or labor, each of the Company and the Subsidiaries has complied with all applicable PRC Laws in all material respects, including, without limitation, those pertaining to welfare funds, social benefits, medical benefits, insurance, retirement benefits, pensions or similar plans.

3.24                Disclosure Letter. Simultaneously with the execution of this Agreement, the Company delivered to Parent a letter (the “Disclosure Letter”) that sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III, or to one or more covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission or evidence of materiality of such item or that such item has had or, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, nor shall it establish any standard of materiality for any purpose whatsoever. Disclosure of any fact, circumstance or information in any Section of the Disclosure Letter shall be deemed to be disclosure of such fact, circumstance or information with respect to any other Sections of the Disclosure Letter if it is reasonably apparent that such disclosure relates to one or more of all of such Sections.

3.25                Nevada Takeover Statutes. None of the requirements or restrictions of (a) the "Combinations With Interested Stockholders" statutes set forth in NRS 78.411—78.444 or (b) the “acquisition of controlling interest” statutes set forth in NRS 78.378—78.3793 (collectively, the “Takeover Statutes”) would apply to prevent the consummation of any of the transactions contemplated hereby, including the Merger.

3.26                Brokers Fees. None of the Company or any of its Subsidiaries nor any of their officers, directors, employees or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker's fees, commissions or finder's fees in connection with the Merger or any other transactions contemplated by this Agreement, other than William Blair & Company, L.L.C., the fees and expenses of which will be paid by the Company.

3.27                No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, none of the Company, its Affiliates or their Representatives makes any representation or warranty, express or implied, at law or in equity, with respect to the Company or its Subsidiaries or their businesses, assets or properties, or with respect to any other information provided to Parent, Merger Sub, their Affiliates or their Representatives in connection with the transactions contemplated hereby. None of the Company, its Affiliates or their Representatives will have or be subject to any liability or indemnification obligation to Parent, Merger Sub, their Affiliates or their Representatives resulting from the distribution, or making available, to such Persons, or such Persons' use of, any such information, including any documents, projections, forecasts, management presentations or other materials made available to Parent or Merger Sub in connection with the transactions contemplated by this Agreement. The Company hereby acknowledges that Parent and Merger Sub make no representations or warranties except for the representations and warranties contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Each of Parent and Merger Sub, jointly and severally, hereby represents and warrants to the Company as follows:

4.1                Corporate Organization. Each of Parent and Merger Sub is a corporation duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and, except as would not have a Parent Material Adverse Effect, has all requisite corporate power and authority to carry on its business as presently conducted. As used in this Agreement, the term "Parent Material Adverse Effect" means any circumstance, event, change, effect or development that, individually or in the aggregate, prevents or materially impedes, interferes with, hinders or delays the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement on a timely basis, including the Merger.

4.2                Authorization. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including the Merger. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation of the Merger and the transactions contemplated hereby, have been duly authorized by all necessary action on the part of each of Parent and Merger Sub, and no further action is required on the part of Parent or Merger Sub in connection therewith. The board of directors of each of Parent and Merger Sub has determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and in the best interests of their stockholders, and has approved and adopted this Agreement and the transactions contemplated hereby, including the Merger, Merger Sub has recommended this Agreement to Parent and Parent, as the sole stockholder of Merger Sub, has approved this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes the valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except (a) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors' rights generally, (b) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (c) insofar as indemnification and contribution provisions may be limited by any applicable Law.

4.3                No Conflicts. The execution, delivery and performance of this Agreement by Parent or Merger Sub and the consummation by Parent or Merger Sub of the Merger and the other transactions contemplated hereby do not and will not (a) conflict with or violate any provision of the articles of incorporation, bylaws or other equivalent organizational documents of Parent or its Subsidiaries, or (b) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a debt of Parent or Merger Sub or otherwise) or other understanding to which Parent or Merger Sub is a party or by which any property or asset of Parent or Merger Sub is bound or affected, or (c) conflict with or result in a violation of any Law applicable to Parent or Merger Sub, or by which any property or asset of Parent or Merger Sub is bound or affected.

4.4                Consents and Approvals. Except for Filings required under and compliance with the applicable requirements of the Exchange Act and the NRS, no Filings with, or Regulatory Approvals from, any Governmental Entity are necessary in connection with the consummation by Parent or Merger Sub of the Merger and the other transactions contemplated by this Agreement.

4.5                Operation and Ownership of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, will not have engaged in any business activities or conducted any operations, other than pursuant to or in connection with this Agreement. Parent owns, beneficially and of record, all of the outstanding shares of Merger Sub Common Stock, free and clean of all Liens (other than Liens created pursuant to the Debt Financing).

4.6                Legal Proceedings. There is no Proceeding pending or, to the knowledge of Parent or Merger Sub, threatened in writing against Parent, Merger Sub or any of their respective Affiliates that would reasonably be expected to have a Parent Material Adverse Effect. There is no Judgment outstanding against Parent, Merger Sub or any of their respective Affiliates that would reasonably be expected to have a Parent Material Adverse Effect.

4.7                Parent Information. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub or any of its Subsidiaries for inclusion or incorporation by reference in (a) Schedule 13E-3 will, at the time such document is filed with the SEC, or at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.8                Financing; Equity Rollover.

(a)                Parent will have, available at the Effective Time, sufficient cash and cash equivalent resources to consummate the transactions contemplated by this Agreement, including the Merger, and to pay all reasonable related fees and expenses, including legal, accounting, and advisory fees and expenses. Subject to the terms and conditions of the Financing Documents, and subject to the terms and conditions of this Agreement, the aggregate proceeds contemplated by the Financing Documents will be sufficient for Parent and Merger Sub to consummate the Merger upon the terms contemplated by this Agreement, to pay any and all fees and expenses required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with the Merger and the Debt Financing and to satisfy all of the other payment obligations of Parent, Merger Sub and the Surviving Corporation contemplated hereunder.

(b)                Parent has delivered to the Company true, complete and correct copies of (i) an executed Facility Agreement, dated as of June 8, 2012 (the “Facility Agreement”), between Parent and China Development Bank Corporation Hong Kong Branch (the “Bank Lender”), pursuant to which the Bank Lender has agreed, subject to the terms and conditions thereof, to provide the term loans described therein (the “Debt Financing”), (ii) an executed equity commitment letter (the “Chairman Commitment Letter”) from Mr. Xia to Shudong Investments Limited, a Cayman Islands exempted company with limited liability (“Holdco”), pursuant to which Mr. Xia has committed, subject to the terms and conditions thereof, to provide the equity investment set forth therein (the “Chairman Equity Financing”), (iii) an executed equity commitment letter (the “SAIF Commitment Letter”, and together with the Facility Agreement and the Chairman Commitment Letter, the “Financing Documents”) from SAIF Partners IV L.P. (“SAIF”) to Holdco, pursuant to which SAIF has committed, subject to the terms and conditions thereof, to provide the equity investment set forth therein (the “SAIF Equity Financing,” together with the Chairman Equity Financing, the “Equity Financing”) and (iv) the executed Contribution Agreements.

(c)                Each of the Chairman Commitment Letter and the SAIF Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Holdco and of the other parties thereto. The Facility Agreement is in full force and effect and is the legal, valid and binding obligations of Parent and, to the knowledge of Parent, the Bank Lender. Each of the Contribution Agreements is in full force and effect and is a legal, valid and binding obligation of Holdco, Parent, Mr. Xia, SAIF Partners III L.P. and the other parties thereto. None of the Financing Documents has been or will be amended or modified, except as consistent with Section 6.8, and the respective commitments contained in the Financing Documents have not been withdrawn or rescinded in any respect as of the date hereof. None of the Contribution Agreements has been or will be amended or modified.

(d)                No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach under the Contribution Agreements or any Financing Document or that would otherwise excuse or permit the Bank Lender, Mr. Xia or SAIF to refuse to fund their respective obligations under the Financing Documents to which each is party; and subject to the accuracy of the representations and warranties of the Company set forth in Article III hereof and the satisfaction of the conditions set forth in Sections 7.1 and 7.3 hereof, none of Holdco, Parent and Merger Sub has any reason to believe that it will be unable to satisfy on a timely basis each and every term or condition of closing to be satisfied by it in any of the Financing Documents or the Contribution Agreements, on or prior to the Closing Date. There are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Debt Financing and the Equity Financing other than as expressly set forth in or contemplated by the Financing Documents as in effect on the date hereof. There are no conditions precedent related to the contribution of Shares or issuance of new shares of Holdco contemplated by the Contribution Agreements other than as expressly set forth therein or contemplated thereby.

(e)                There are no side letters or other Contracts or arrangements (written or oral) related to the funding or investing, as applicable, of the full amount of (i) the Debt Financing other than as expressly set forth in or contemplated by the Facility Agreement, (ii) the Chairman Equity Financing other than as expressly set forth or contemplated in the Chairman Commitment Letter, and (iii) the SAIF Equity Financing other than as expressly set forth or contemplated in the SAIF Commitment Letter. There are no side letters or other Contracts or arrangements related to the contribution of Shares or issuance of new shares of Parent or Holdco other than as expressly set forth in or contemplated by the Contribution Agreements. As used in this Agreement, the term "Contract" means any note, bond, mortgage, indenture, lease, license, permit, concession, franchise, contract, agreement, arrangement, plan or other instrument, right or obligation.

4.9                Broker's Fees. Neither Parent or any of its Subsidiaries nor any of their respective officers, directors, employees or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker's fees, commissions or finder's fees in connection with the Merger or any other transactions contemplated by this Agreement, other than Houlihan Lokey (China) Limited, the fees and expenses of which will be paid by Parent.

4.10                Certain Arrangements. Parent has disclosed to the Company all contracts, agreements, formal or informal arrangements or understandings (whether or not binding)(and, with respect to those that are written, Parent has furnished to the Company correct and complete copies thereof) between or among, Holdco, Parent, Merger Sub, the Guarantors or any of their respective Affiliates, on the one hand, and any stockholder, member of the Company Board or officer of the Company, on the other hand relating to this Agreement, the Merger or any other transactions contemplated by this Agreement, or the ownership or operation of Parent, the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time.

4.11                Buyer Group Contracts. Parent has delivered to the Company a true, correct and complete copy of: (a) each of the Contribution Agreements; (b) the Voting Agreement; (c) the Chairman Commitment Letter; and (d) the SAIF Commitment Letter (collectively, the "Buyer Group Contracts"), including all amendments thereto or modifications thereof. Except as set forth in a buyer disclosure letter from Parent and Merger Sub to the Company simultaneously executed with this Agreement and other than the Buyer Group Contracts, there are no side letters or other oral or written Contract relating to the transactions contemplated hereby between two or more of the following persons: each of Holdco, Parent, Merger Sub and the Guarantors or any of their respective Affiliates (excluding any agreements among any one or more of the foregoing solely relating to the management and control of the Surviving Corporation following the Effective Time). The Voting Agreement has been duly and validly executed and delivered by Parent and other parties thereto and constitutes a valid and binding agreement of Parent and each of the other parties thereto, enforceable against Parent and such party in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization, preference or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (regardless of whether enforcement is sought in equity or at law).

4.12                No Reliance on Company Estimates. The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto, other than fraud in connection therewith.

4.13                Guaranty. Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed Guaranty with respect to certain matters on the terms specified therein. The Guaranty is in full force and effect and constitutes a legal, valid, binding and enforceable obligation of each Guarantor (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization, preference or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (regardless of whether enforcement is sought in equity or at law)), and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of each Guarantor under the Guaranty.

4.14                Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of the Company. As of the date hereof, neither Parent nor Merger Sub owns any asset (except for cash in a de minimis amount) and neither Parent nor Merger Sub have liabilities other than liabilities incidental to their formation or relating to the transactions contemplated by this Agreement or the Transaction Documents. Assuming that (a) the Company is Solvent immediately prior to the Effective Time and (b) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 7.1 and Section 7.2, at and immediately following the Effective Time, after giving effect to all of the transactions contemplated hereby, including the Debt Financing and the Equity Financing, the payment of the aggregate Merger Consideration and the aggregate amount of consideration payable at the Effective Time in accordance with Section 1.6(a) and Section 1.6(b), the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, and the payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent at and immediately after the Effective Time. As used in this Section 4.14, the term "Transaction Agreements" means this Agreement, the Buyer Group Contracts, the Guaranty, and the Facility Agreement, and the term "Solvent" shall mean, with respect to a particular date, that on such date, in each case on a consolidated basis (i) the sum of the assets, at a fair valuation, of Parent and Merger Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries will exceed their debts, (ii) Parent and Merger Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries have not incurred or agreed to incur debts beyond their ability to pay such debts as such debts mature, and (iii) Parent and Merger Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries have sufficient capital and liquidity with which to conduct their business. For purposes of this Section 4.14, "debt" means any liability on a claim, and "claim" means any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, secured or unsecured.

4.15                No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub, their Affiliates or their respective Representatives makes any representation or warranty, express or implied, at law or in equity, with respect to Parent or Merger Sub or their respective businesses, assets or properties, or with respect to any other information provided to the Company, its Affiliates or their respective Representatives in connection with the transactions contemplated hereby. None of Parent, Merger Sub, their Affiliates or their Representatives will have or be subject to any liability or indemnification obligation to the Company, its Affiliates or their Representatives resulting from the distribution, or making available, to such Persons, or such Persons' use of, any such information. Parent and Merger Sub hereby acknowledge that the Company makes no representations or warranties except for the representations and warranties contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1                Conduct of Business Prior to the Effective Time. Except for matters set forth in the Disclosure Letter, as expressly contemplated by or permitted by this Agreement or with the written consent of Parent, during the period from the date of this Agreement to the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course in all material respects and (b) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships and keep available the services of its current key officers and employees.

5.2                Company Forbearances.

(a)                During the period from the date of this Agreement to the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except as set forth in the Disclosure Letter, as expressly contemplated by or permitted by this Agreement or as required by applicable Law or a Governmental Entity, the Company shall not, and shall not permit any of its Subsidiaries to, without the written consent of Parent:

(i)                issue, sell, pledge, dispose, encumber, grant, or authorize any Shares or any other capital stock of the Company or its Subsidiaries (other than pursuant to the Company Option Plan and the exercise of Company Options existing on the date hereof on the terms in effect on the date hereof);

(ii)                (A) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock (other than dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries) or (B) directly or indirectly adjust, split, combine, redeem, reclassify, repurchase or otherwise acquire any shares of its stock (other than in the ordinary course of business to satisfy obligations under equity incentive, deferred compensation, employee benefit plans or other similar plans or arrangements);

(iii)                sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances or other dispositions or discontinuances in the ordinary course of business;

(iv)                acquire (including by merger, consolidation or acquisition of stock or assets) all or any portion of the assets, business, deposits or properties of any other entity;

(v)                amend or otherwise change the Company Articles or the Company Bylaws or amend or otherwise change the equivalent governing documents of any of the Subsidiaries of the Company in any material respect;

(vi)                implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements or as a result of change in Law;

(vii)                grant any material increases in the compensation of any of its or its Subsidiaries' directors or executive officers other than in the ordinary course of business;

(viii)                except in the ordinary course of business and consistent with past practice, (A) grant or increase any severance, change in control, termination or similar compensation or benefits payable to any director, officer or employee, (B) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any Company Option Plan, (C) enter into, terminate or materially amend any Company Option Plan (or any plan, program, agreement, or arrangement that would constitute a Plan if in effect on the date hereof), (D) enter into any employment agreement with any officer or employee of the Company or any Subsidiary of the Company, (E) establish, adopt, enter into or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees of the Company or its Subsidiaries or any of their beneficiaries, or (F) issue or grant any options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any Shares or Company Preferred Stock, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional Shares or Company Preferred Stock;

(ix)                incur or guarantee any long-term indebtedness for borrowed money;

(x)                enter into, terminate, modify or amend any Company Contract that calls for annual aggregate payments of US$1,000,000 or more with a term longer than one (1) year which cannot be terminated without material penalty upon notice of ninety (90) days or less, other than in the ordinary course of business; or

(xi)                agree to take any of the actions prohibited by this Section 5.2(a) .

(b)                Notwithstanding anything in Section 5.2(a) or otherwise in this Agreement to the contrary, nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company's or its Subsidiaries' operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries' respective operations.

5.3                Conduct of Business Prior to the Effective Time. Except as expressly contemplated by or permitted by this Agreement or with the written consent of the Company, during the period from the date of this Agreement to the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, neither Parent nor Merger Sub shall, and Parent shall cause Merger Sub not to, engage in any business activity or operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1                Proxy Statement and Schedule 13E-3; Stockholder Approval.

(a)                Subject to Section 6.6, promptly following the date hereof, the Company shall, with the assistance and cooperation of Parent and Merger Sub, prepare and cause to be filed with the SEC the Proxy Statement relating to the Stockholders' Meeting and the Company and Parent shall jointly prepare and caused to be filed with the SEC the Schedule 13E-3. Each of the Company and Parent shall, and shall cause its Subsidiaries and Representatives to, provide such information specifically for inclusion or incorporation by reference in the Proxy Statement and Schedule 13E-3 as may be necessary or appropriate so that, at the date it is first mailed to the Company's stockholders and at the time of the Stockholders' Meeting or filed with the SEC (as applicable), the Proxy Statement and Schedule 13E-3 will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Each of the Parties shall use its reasonable best efforts so that the Proxy Statement and Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time any information relating to Parent or the Company or any of their respective Subsidiaries, officers or directors should become known to Parent or the Company which should be set forth in an amendment or supplement to the Proxy Statement or Schedule 13E-3, so that any of such documents would not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company. The Company agrees to promptly (i) notify Parent of the receipt of any comments from the SEC with respect to the Proxy Statement or Schedule 13E-3 and of any request by the SEC for amendments of, or supplements to, the Proxy Statement or Schedule 13E-3, and (ii) provide Parent with copies of all correspondence between such Party and the SEC with respect to the Proxy Statement and Schedule 13E-3. Prior to filing or mailing (as applicable) the Proxy Statement and Schedule 13E-3 (or any amendment of supplement thereto), or responding to any comments from the SEC with respect thereto, Parent and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement, Schedule 13E-3 and any proposed responses to any SEC comments or communications, and the Company shall consider all additions, deletions or changes suggested thereto by Parent and its counsel in good faith. Each of the Company and Parent shall use its reasonable best efforts to resolve all comments from the SEC with respect to the Proxy Statement and Schedule 13E-3 as promptly as reasonably practicable.

(b)                Subject to Section 6.6, as promptly as reasonably practicable after the Proxy Statement and Schedule 13E-3 shall have been cleared by the SEC, the Company shall (i) establish a record date for, duly call, give proper notice of, convene and hold the Stockholders' Meeting and (ii) mail a Proxy Statement to the holders of Shares as of the record date established for the Stockholders' Meeting; provided that the Company shall not be required to mail the Proxy Statement on or before the Solicitation Period End Date or, in the event the Company is continuing to engage in activities pursuant to Section 6.6(a)(ii) with respect to an Acquisition Proposal submitted by a Continuing Party on or before the Solicitation Period End Date, the Cut-Off Date. Subject to Section 6.6(e), the Company shall include in the Proxy Statement the recommendation of the Company Board that the Company's stockholders approve this Agreement.

6.2                Reasonable Best Efforts.

(a)                The Parties shall cooperate with each other and shall, and shall cause each of their respective Subsidiaries or Representatives to, as the case may be, (i) promptly prepare and file all Filings with Governmental Entities that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement (including the Merger); and (ii) use its reasonable best efforts promptly to (A) obtain all Regulatory Approvals of all Governmental Entities, and to comply with the terms and conditions thereof, including (1) consulting and cooperating with the other Party in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals to be made or submitted by or on behalf of such Party in connection with proceedings relating to or arising out of such transactions; (2) providing the other Party prior notice of any proposed substantive communication, or any proposed understanding, undertaking or agreement, with any Governmental Entity relating to such transactions or any investigations or other inquiries relating thereto, and not participating independently in any meeting, engage in any such substantive communication or furthering any such understanding, undertaking or agreement without giving the other Party prior notice thereof and, unless prohibited by such Governmental Entity, a reasonable opportunity to participate therein; and (3) keeping the other Party fully apprised of the status of matters relating to completion of such transactions; and (B) take, or to cause to be taken, all actions, and to do, or to cause to be done, all other things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement in the most expeditious manner practicable (and, in any event, by no later than the End Date). Each Party shall furnish all information reasonably required for any Filing to be made pursuant to this Section 6.2 and shall have the right to review in advance, and each will consult the other on, in each case subject to applicable Laws relating to the confidentiality of information, all of the information relating to such Party or any of its Subsidiaries or Representatives, or otherwise relating to the transactions contemplated by this Agreement, that appears in any such Filing made with, or other written materials submitted to, any Governmental Entity in connection with the transactions contemplated by this Agreement.

(b)                In furtherance and not in limitation of the foregoing, each Party shall, and shall cause its respective Subsidiaries to, take any and all actions to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned, any Judgment, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, including vigorously defending any Proceedings, whether judicial or administrative, challenging this Agreement or the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed, and (ii) eliminate each and every impediment under any applicable Law so as to enable the Closing to occur as soon as possible, including proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the licensing or disposition of businesses or assets of Parent, the Company or their respective Subsidiaries or otherwise taking or committing to take actions that limit Parent's or its Subsidiaries' freedom of action with respect to, or their ability to retain, any of their respective businesses or assets or those of the Company or its Subsidiaries, in each case, as may be required in order to avoid the entry of, or to effect the dissolution or lift of, any injunction, temporary restraining order, or other order in any Proceeding, which would otherwise have the effect of preventing or delaying the consummation of the transactions contemplated by this Agreement. No Party shall consent to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the request of any Governmental Entity without the consent of the other Parties to this Agreement.

6.3                Access to Information.

(a)                From the date hereof until the earlier of the Effective Time or the date on which this Agreement is terminated pursuant to Section 8.1, upon reasonable notice and subject to applicable Laws relating to the confidentiality of information or requirements of Governmental Entities, the Company shall, and shall cause each of its Subsidiaries to, afford Parent's Representatives reasonable access, during normal business hours, upon reasonable advance notice, to all of its properties, books, contracts, commitments and records, and, during such period, each of Parent and the Company shall, and shall cause its Subsidiaries to, make available to the other Party (a) to the extent not publicly available, a copy of each report, schedule, correspondence, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities Laws and (b) all other information concerning its business, properties and personnel as the other Party may reasonably request. Neither the Company, nor Parent, nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would (i) jeopardize the attorney-client or other privilege of such Party or such Subsidiaries or (ii) contravene any applicable Law or requirements of Governmental Entities or binding agreement entered into prior to the date of this Agreement.

(b)                For the avoidance of doubt, all information and materials provided pursuant to this Section 6.3 shall be subject to the provisions of Section 9.9.

6.4                Indemnification; Advancement of Expenses; Exculpation and Insurance.

(a)                Parent shall, and shall cause the Surviving Corporation to, assume the obligations with respect to all rights to indemnification, advancement of expenses and limitations on, or exculpation from, liabilities, for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matter in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former directors, officers or employees of the Company or any of its Subsidiaries or fiduciaries of the Company or any of its Subsidiaries under benefit plans of the Company and its Subsidiaries (collectively, the "Indemnified Parties"), as provided in the Company Articles or the Company Bylaws (or equivalent organizational documents of the Company's Subsidiaries), without further action, as of the Effective Time, and such obligations shall survive the Merger and shall continue in full force and effect in accordance with their terms. Without limiting the foregoing, Parent shall cause the articles of incorporation and bylaws and indemnification or similar agreements of the Surviving Corporation (or any successor) to contain provisions no less favorable to the Indemnified Parties with respect to rights to indemnification, advancement of expenses and limitations on, or exculpation from, liabilities, for acts or omissions than are set forth as of the date of this Agreement in the Company Articles and the Company Bylaws and indemnification or similar agreements in effect as of the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification shall be required by applicable Law.

(b)                Without limiting the provisions of Section 6.4(a), following the Effective Time, Parent shall, and shall cause the Surviving Corporation to, jointly and severally indemnify and hold harmless each Indemnified Party, and any Person who becomes an Indemnified Party between the date hereof and the Effective Time, against any costs or expenses (including reasonable attorneys' fees and expenses), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement incurred in connection with any actual or threatened Proceeding, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), to the fullest extent permitted by applicable Law (and Parent and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law); provided that if required by applicable Law, the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification. Notwithstanding anything to the contrary contained in this Agreement, Parent shall not (and Parent shall cause the Surviving Corporation and its other Subsidiaries not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any Proceeding, unless such settlement, compromise, consent or termination includes an unconditional release of all of the Indemnified Parties covered by such Proceeding from all liability arising out of such Proceeding, and does not include an admission of fault or wrongdoing by any Indemnified Party.

(c)                Except as provided below, for at least six (6) years after the Effective Time, (i) Parent shall, and shall cause the Surviving Corporation and its other Subsidiaries to, maintain in full force and effect, on terms and conditions no less advantageous to the Indemnified Parties, or any other Person entitled to the benefit of this Section 6.4, as applicable, than, the existing directors' and officers' liability insurance and fiduciary insurance maintained by the Company as of the date of this Agreement, covering, without limitation, claims arising from facts or events that occurred on or before the Effective Time, including the transactions contemplated hereby (provided that Parent or the Surviving Corporation, as applicable, shall not be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premiums currently paid by the Company on an annualized basis (the "D&O Premium"), but in such case shall purchase as much of such coverage as possible for such amount); and (ii) Parent shall not, and shall not permit the Surviving Corporation or its other Subsidiaries to, take any action that would prejudice the rights of, or otherwise impede recovery by, the beneficiaries of any such insurance, whether in respect of claims arising before or after the Effective Time. In lieu of such insurance, prior to the Effective Time, the Company may, following consultation with Parent, purchase a six (6) year "tail" prepaid policy on such terms and conditions (provided that the premium for such "tail" policy shall not exceed an amount equal to the D&O Premium), in which event Parent shall cease to have any obligations under the first sentence of this Section 6.4(c) .

(d)                The obligations of Parent and the Surviving Corporation and its other Subsidiaries under this Section 6.4 shall not be terminated or modified by such Parties in a manner so as to adversely affect any Indemnified Party, or any other Person entitled to the benefit of this Section 6.4, to whom this Section 6.4 applies, without the consent of the affected Indemnified Party or such other Person, as the case may be. If Parent or the Surviving Corporation or any of their respective Subsidiaries or any of their respective successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to and assume all of the obligations set forth in this Section 6.4.

(e)                The provisions of this Section 6.4 shall survive the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent and the Surviving Corporation and their respective Subsidiaries, and are (i) intended to be for the benefit of, and will be enforceable by, each Indemnified Party and each other Person entitled to the benefit of this Section 6.4, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

6.5                Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

6.6                Solicitation; Change of Recommendation.

(a)                Notwithstanding anything to the contrary set forth in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on the day that is forty (40) days following the date of this Agreement (the "Solicitation Period End Date"), the Company, the Company Subsidiaries and their respective directors, officers, employees, advisors, representatives or agents (collectively, "Representatives") shall have the right (acting under the direction of the Special Committee) to, directly or indirectly: (i) solicit, initiate, facilitate and encourage any Alternative Transaction Proposal from any third party, including by way of providing access to information pursuant to one or more confidentiality agreements containing terms at least as restrictive with respect to such Person as the terms contained in Section 9.9 are with respect to Parent, provided that any material non-public information concerning the Company or the Company Subsidiaries provided to any third party given such access shall, to the extent not previously provided to Parent or Merger Sub, be provided to Parent simultaneously or as promptly as reasonably practicable after it is provided to such third party; (ii) enter into, continue or otherwise participate in any discussions or negotiations with respect to any Alternative Transaction Proposal or otherwise cooperate with or assist or participate in or facilitate any such discussions or negotiations or any effort or attempt to make any Alternative Transaction Proposal.

(b)                Except as expressly permitted by this Section 6.6, the Company shall, and the Company shall instruct the Subsidiaries and Company Representatives to, immediately after the Solicitation Period End Date (or, as may relate to any Continuing Party, immediately after the Cut-Off Date): (A) cease all discussions and negotiations with any Persons that may be ongoing with respect to an Alternative Transaction Proposal; and (B) until the earlier of the Effective Time or the date on which this Agreement is terminated pursuant to Section 8.1 hereof, not, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly induce an Alternative Transaction Proposal; (ii) provide any material non-public information concerning the Company or its Subsidiaries to any Person in connection with an Alternative Transaction Proposal; or (iii) engage in any discussions or negotiations with any third party concerning an Alternative Transaction Proposal. For the avoidance of doubt, after the Solicitation Period End Date, the Company may continue to engage in the activities described in this Section 6.6(b) with respect to any Alternative Transaction Proposal submitted by a Continuing Party on or before the Solicitation Period End Date until 11:59 p.m. (New York City time) on the fifteenth (15th) day following the Solicitation Period End Date (the "Cut-Off Date"), including with respect to any amended or revised Alternative Transaction Proposal submitted by such Continuing Party on or before the Cut-Off Date.

(c)                Notwithstanding anything to the contrary contained in Section 6.6(a), in the event that, prior to the receipt of Stockholder Approval, the Company receives an unsolicited written Alternative Transaction Proposal, then the Company may take the following actions:

(i)                contact the Person who has made such Alternative Transaction Proposal to clarify and understand the terms and conditions thereof to the extent the Special Committee shall have determined in good faith that such contact is necessary to determine whether such Alternative Transaction Proposal constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal;

(ii)                furnish information concerning the Company and its Subsidiaries to the Person making such Alternative Transaction Proposal (and its respective Representatives) pursuant to a customary confidentiality agreement containing terms at least as restrictive with respect to such Person as the terms contained in Section 9.9 are with respect to Parent; and

(iii)                engage in discussions or negotiations (including, as a part thereof, making counterproposals) with such Person (and its Representatives) with respect to such Alternative Transaction Proposal;

provided that prior to taking any action described in Section 6.6(c)(ii) or Section 6.6(c)(iii) above, the Special Committee shall have determined in good faith (i) (after consultation with the Company's outside financial advisors) that such Alternative Transaction Proposal constitutes or could reasonably be expected to result in a Superior Proposal, and (ii) (after consultation with the Company's outside legal advisors) that the failure to take such action would result in a breach of its fiduciary duties under applicable Law,

(d)                The Company shall promptly (and in any event within twenty-four (24) hours) advise Parent, orally or in writing, of (i) any Alternative Transaction Proposal, (ii) any initial request for non-public information concerning the Company or any of its Subsidiaries related to, or from any Person or group who would reasonably be expected to make an Alternative Transaction Proposal or (iii) any initial request for discussions or negotiations related to any Alternative Transaction Proposal, and in connection with such notice, provide the material terms and conditions thereof and the identity of the Person making such Alternative Transaction Proposal or request. The Company shall keep Parent informed in all material respects of the status and details (including material amendments to the terms thereof) of such Alternative Transaction Proposal or request.

(e)                Except as otherwise provided in this Agreement, the Company Board shall not (i) (A) withdraw (or modify in a manner adverse to Parent and Merger Sub), or propose publicly to withdraw (or modify in a manner adverse to Parent and Merger Sub), the Company Board Recommendation or (B) adopt, approve or recommend, or propose publicly to adopt, approve or recommend, any Alternative Transaction Proposal (any action in this clause (i) being referred to as a "Change of Recommendation") or (ii) adopt, approve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement constituting or related to, or that would reasonably be expected to result in, any Alternative Transaction Proposal (other than a confidentiality agreement referred to in Section 6.6(a)(i) or Section 6.6(c)(ii)) . Notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of Stockholder Approval (either before or after the Solicitation Period End Date), (x) if the Special Committee determines in good faith (after consultation with the Company's outside legal advisors) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law, then the Company Board, acting upon the recommendation of the Special Committee, may make a Change of Recommendation; and (y) if the Company Board determines in good faith (after consultation with the Company's outside financial and legal advisors) that an Alternative Transaction Proposal constitutes a Superior Proposal, then the Company may enter into a definitive written agreement with respect to such Superior Proposal and terminate this Agreement in accordance with Section 8.1(d)(iii).

(f)                The Company shall not be entitled to effect a Change of Recommendation or terminate this Agreement as permitted under Section 6.6(e) unless (i) the Company has provided written notice (a "Notice of Superior Proposal") at least five (5) Business Days in advance to Parent and Merger Sub advising Parent that the Company Board intends to make a Change of Recommendation or enter into a definitive written agreement with respect to such Superior Proposal, as applicable, and specifying the reasons therefor, including in the case of a Superior Proposal the material terms and conditions of such Superior Proposal that is the basis of the proposed action by the Company Board (including the identity of the third party making the Superior Proposal and any financing materials related thereto, if any), (ii) during the five (5) Business Day period following Parent's and Merger Sub's receipt of the Notice of Superior Proposal, the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement and the Financing Commitments so that such Superior Proposal ceases to constitute a Superior Proposal; and (iii) following the end of the five (5) Business Day period, the Company Board and the Special Committee shall have determined in good faith, taking into account any changes to this Agreement and the terms of the Debt Financing and the Equity Financing proposed in writing by Parent and Merger Sub in response to the Notice of Superior Proposal or otherwise, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. Any material amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice of Superior Proposal and the Company shall be required to comply again with the requirements of this Section 6.6(f); provided that references above in this Section 6.6(f) to five (5) Business Days shall be change to references to three (3) Business Days.

(g)                Nothing in this Agreement shall restrict the Company from issuing a "stop, look and listen" communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act or taking or disclosing to its stockholders any position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any other disclosure to its stockholders to comply with applicable Law.

(h)                As used in this Agreement, the following terms shall have the following meanings:

(i)                The term "Alternative Transaction Proposal" means any proposal or offer made by any Person (other than Parent, Merger Sub or any Affiliate thereof) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions, (A) beneficial ownership (as defined under section 13(d) of the Exchange Act) of fifteen percent (15%) or more of any class of equity securities of the Company pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer, exchange offer or similar transaction or (B) any one or more assets or businesses of the Company and its Subsidiaries that constitute fifteen percent (15%) or more of the revenues or assets of the Company and its Subsidiaries, taken as a whole.

(ii)                The term "Superior Proposal" means a written Alternative Transaction Proposal (provided that for purposes of this definition, references to "fifteen percent (15%)" in the definition of Alternative Transaction Proposal shall be deemed to be references to "fifty percent (50%)") on terms which the Company Board and Special Committee determines in good faith (after consultation with the Company's outside legal and financial advisors) to be more favorable to the Company's stockholders than the terms of this Agreement (taking into account such factors as the Company Board and Special Committee deems appropriate, including any changes to the terms of this Agreement proposed by Parent in response to such offer or otherwise) and to be reasonably capable of being consummated on the terms proposed.

(iii)                The term "Continuing Party" shall mean any Person or group (other than Parent or Merger Sub) (i) from whom the Company has received, after the date of this Agreement and prior to the Solicitation Period End Date, a written Alternative Transaction Proposal that the Company Board and Special Committee determines, as of the Solicitation Period End Date, in good faith (after consultation with its independent financial advisor and outside legal counsel) would reasonably be expected to result in a Superior Proposal and (ii) is engaged in good faith discussions with the Company with respect to such Alternative Transaction Proposal immediately prior to the Solicitation Period End Date.

6.7                Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement or the transactions contemplated hereby, or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, or could have a Parent Material Adverse Effect, and (b) any Proceedings commenced or, to such Party's Knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its Affiliates which relate to this Agreement or the transactions contemplated hereby.

6.8                Financing.

(a)                Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to cause its and their respective Representatives to, at Parent’s cost and expense, provide to Holdco, Parent and Merger Sub such cooperation reasonably requested by Parent that is necessary in connection with the Debt Financing, including (i) participation in a reasonable number of meetings, presentations, and due diligence sessions; (ii) as promptly as reasonably practical, furnishing Holdco, Parent and, as applicable, the Bank Lender with financial and other information regarding the Company and its Subsidiaries as may be reasonably requested by Parent; and (iii) using reasonable best efforts to obtain customary legal opinions, as applicable, and other documentation and items relating to the Debt Financing as reasonably requested by Parent and, if requested by Holdco, Parent or Merger Sub, to cooperate with and assist Holdco, Parent or Merger Sub in obtaining such documentation and items. Nothing in this Section 6.8(a) shall require such cooperation to the extent it would (i) require the Company to pay or agree to pay any fees, reimburse any expenses or give any indemnities prior to the Effective Time or (ii) unreasonably interfere with the ongoing operations of the Company or its Subsidiaries. The effectiveness of any documents executed by the Company or any Subsidiary shall be subject to the Closing having occurred. Parent or Merger Sub shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any Subsidiary or any of their Representatives in connection with such cooperation requested by Parent. Parent shall indemnify, defend, and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with (i) any action taken by them at the request of Holdco, Parent or Merger Sub pursuant to this Section 6.8 or in connection with the arrangement of any Debt Financing or (ii) any information utilized in connection therewith (other than information provided by the Company or its Subsidiaries). Nothing contained in this Section 6.8 or otherwise shall require the Company to be an issuer or other obligor with respect to any Debt Financing prior to the Effective Time. All material, non-public information regarding the Company and its Subsidiaries provided to Holdco, Parent, Merger Sub or their respective Representatives pursuant to this Section 6.8 shall be kept confidential by them in accordance with Section 9.9.

(b)                Holdco, Parent and Merger Sub shall each use its reasonable best efforts to complete the Debt Financing and the Equity Financing on the terms and conditions described in the Financing Documents and shall not agree to any amendment or modification to be made to, or any waiver of any provision or remedy under, the Financing Documents without the prior written consent of the Special Committee if such amendments, modifications or waivers would or would reasonably be expected to (i) reduce the aggregate amount of the Debt Financing and the Equity Financing below the amount required to consummate the Merger, (ii) impose new or additional conditions to the receipt of the Debt Financing or the Equity Financing, (iii) prevent or materially delay the consummation of the transactions contemplated by this Agreement or (iv) adversely impact the ability of Holdco, Parent or Merger Sub to enforce their respective rights against the other parties to the Financing Documents. In addition, Holdco, Parent and Merger Sub shall each use its reasonable best efforts to (i) negotiate definitive agreements with respect to the Chairman Equity Financing and SAIF Equity Financing on the terms and conditions contained in the Chairman Commitment Letter and the SAIF Commitment Letter respectively, or on other terms reasonably acceptable to Holdco and Parent and not in violation of this Section 6.8(b), and (ii) satisfy on a timely basis all conditions applicable to the Debt Financing set forth in the Facility Agreement. In the event that all conditions to funding under the Financing Documents (other than, with respect to the Debt Financing, the availability of the Equity Financing) have been satisfied, Holdco and Parent shall each use its reasonable best efforts to cause the Bank Lender, Mr. Xia and SAIF to fund the Debt Financing and the Equity Financing required to consummate the transactions contemplated under this Agreement, including the Merger in accordance with the terms of this Agreement. In the event any portion of the Debt Financing or the Equity Financing becomes unavailable on the terms and conditions contemplated in the Financing Documents, (i) Parent shall promptly notify the Company, and (ii) Holdco, Parent and Merger Sub shall each use its reasonable best efforts to arrange to obtain alternative financing from alternative sources on terms not materially less beneficial to Holdco, Parent and Merger Sub, in an amount sufficient to consummate the Merger as promptly as possible, but in any event no later than the earlier of (A) thirty (30) days after the originally contemplated Closing Date, or (B) at ten (10) Business Days prior to the End Date.

(c)                Holdco, Parent and Merger Sub shall each use its reasonable best efforts to consummate the transactions contemplated by the Contribution Agreements immediately prior to the Closing on the terms and conditions described in the Contribution Agreements and shall not agree to any amendment or modification to be made to, or any waiver of any provision or remedy under, the Contribution Agreements that would reasonably be expected to (in the Special Committee’s reasonable judgment) prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

6.9                Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Parties shall use their reasonable best efforts (a) to take all reasonable action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all reasonable action necessary (including, in the case of the Company and its board of directors, grant all necessary approvals) so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

6.10                Resignations. To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by Parent.

6.11                Participation in Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the transactions contemplated hereby, and no such litigation shall be settled without Parent's prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.12                Publicity. Each of the Company, Parent and Merger Sub shall consult with the other prior to issuing any press release or making other similar public disclosures with respect to this Agreement, the Merger or the other transactions contemplated hereby and prior to making any filings with any Governmental Entity with respect thereto, except as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or national market system on which such Party's securities are listed or traded, in which case the Party required to make the release or other similar public disclosure or filing shall consult with each other Party to the extent practicable. The Parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in a form heretofore agreed to by the Parties.

6.13                Obligations of Parent and Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement. At the Stockholders' Meeting and any other meeting of the stockholders of the Company called to seek the Stockholder Approval or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to this Agreement, the Merger or any other transactions contemplated herein is sought, Parent shall vote the Shares it beneficially owns, and shall cause the Rollover Shares and Voting Shares to be voted, in favor of granting the Stockholder Approval.

6.14                Payment to a Certain Creditor. Pursuant to a Memorandum of Cooperation between China TransInfo Group Co., Ltd., a variable interest entity of the Company, and Beijing Shiji Yingli Technologies, Co., Ltd. (“BSYT”), dated as of October 19, 2010, BSYT transferred the NEDO Project to China TransInfo Group Co., Ltd. In consideration for the benefits received in the transfer of the NEDO Project, the Company has agreed to issue 200,000 Shares to BSYT (the “NEDO Project Shares”) or otherwise pay BSYT an amount in cash equal to the value of NEDO Project Shares. Parent and Merger Sub covenant that, unless otherwise mutually agreed in writing between Parent and BSYT, no later than two Business Days after the Effective Time, Parent shall pay, or shall cause to be paid, to Mr. Xiao Yu, as the beneficiary designated by BSYT, an amount in cash equal to US$1,160,000, which is the amount equal to (x) the Merger Consideration multiplied by (y) the number of the NEDO Project Shares, in substitution for, and in full satisfaction of, the Company's obligation to deliver the NEDO Project Shares.

ARTICLE VII

CONDITIONS PRECEDENT

7.1                Conditions to Each Party's Obligation To Effect the Merger. The respective obligations of the Parties to consummate the Merger shall be subject to the satisfaction or waiver (to the extent permissible under applicable Law) by Parent and the Company prior to the Effective Time of the following conditions:

(a)                Stockholder Approval. The Stockholder Approval shall have been obtained.

(b)                No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other Law preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect.

7.2                Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to consummate the Merger is also subject to the satisfaction, or waiver (to the extent permissible under applicable Law) by Parent, at or prior to the Effective Time, of the following conditions:

(a)                Representations and Warranties. The representations and warranties of the Company (i) set forth in Sections 3.1 (Organization and Qualification), 3.3 (Authorization, Special Committee and Fairness), 3.5 (Capitalization) and 3.8(a) (Material Changes; Undisclosed Events, Liabilities or Developments) shall be true and correct in all respects and (ii) set forth in each other Section or subsection of this Agreement shall be true and correct in all respects, except for such failures to be true and correct as would not reasonably be expected to have, in the aggregate, a Company Material Adverse Effect, in the case of clause (i) and (ii) both as of the date of this Agreement and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be so true and correct as of such date) and disregarding for this purpose all qualifications or limitations set forth in any representations or warranties as to "materiality," "Company Material Adverse Effect" and words of similar import. Parent and Merger Sub shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to the foregoing effect.

(b)                Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Parent and Merger Sub shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to such effect.

(c)                No Material Adverse Effect. Since the date hereof, there shall not have been any effect, change, event or occurrence that has had or would reasonably be expected to have a Company Material Adverse Effect; and Parent and Merger Sub shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to such effect.

7.3                Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is also subject to the satisfaction or waiver (to the extent permissible under applicable Law) by the Company at or prior to the Effective Time of the following conditions:

(a)                Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects both as of the date of this Agreement and as of the Effective Time except for such failures to be true and correct as would not reasonably be expected to have, in the aggregate, a Parent Material Adverse Effect, as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be so true and correct as of such date) and disregarding for this purpose all qualifications or limitations set forth in any representations or warranties as to "materiality," "Parent Material Adverse Effect" and words of similar import. The Company shall have received a certificate signed on behalf of Parent by a senior executive officer of Parent to the foregoing effect.

(b)                Performance of Obligations of Parent. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent by a senior executive officer of Parent to such effect.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1                Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the receipt of Stockholder Approval:

(a)                by the mutual written agreement of the Company and Parent duly authorized by their boards of directors (in the case of the Company, acting upon the recommendation of the Special Committee);

(b)                by either the Company or Parent, if any Governmental Entity of competent jurisdiction shall have issued a final order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger contemplated by this Agreement; provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the primary cause of, primarily resulted in or materially contributed to such denial of approval, order, injunction or decree;

(c)                by either the Company or Parent if (i) the Merger shall not have been consummated on or before April 7, 2013 (as may be extended pursuant to this Section 8.1(c), the "End Date"); provided that the right to terminate this Agreement under this Section 8.1(c)(i) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the primary cause of or primarily resulted in the failure of the Closing to occur by such date; provided, further, that, if as of the Business Day immediately preceding the End Date (without any extension thereto, or in the event any Party has extended the End Date pursuant to this Section 8.1(c), as of the Business Day immediately preceding the end of such extension) the condition in Section 7.1(b) has not been satisfied or waived, and all other conditions set forth in Article VII have been satisfied or waived (or, in the case of those conditions that by their nature may only be satisfied at the Closing, such conditions would be satisfied if such Business Day were the Closing Date), then the Company or Parent may extend the End Date for periods of additional twenty (20) calendar days, by delivery to the other Parties of written notice of such extension signed by a senior executive officer of the Company or Parent, as applicable, but in no event will the End Date be extended beyond June 7, 2013; or (ii) the Stockholders' Meeting (including any adjournments or postponements thereof) shall have concluded and the Stockholder Approval contemplated by this Agreement shall not have been obtained;

(d)                by the Company, if:

(i)                Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) has given rise to or would give rise to the failure of a condition set forth in Section 7.3(a) or 7.3(b) and (B) is incapable of being cured or, if capable of being cured, is not cured by Parent or Merger Sub, as applicable, within thirty (30) calendar days following receipt of written notice of such breach or failure to perform from the Company (or, if the End Date is less than thirty (30) calendar days from the date of receipt of such notice, by the End Date); provided, however, that the right to terminate this Agreement under this Section 8.1(d)(i) shall not be available to the Company if a material breach of this Agreement by the Company has been the primary cause of or primarily resulted in the failure of any such condition capable of satisfaction;

(ii)                if (x) all of the conditions to closing contained in Section 7.1 and Section 7.2 have been satisfied or waived by Parent (other than those conditions that by their nature are to be satisfied at the Closing (but subject to their satisfaction or waiver by Parent at the Closing)) and (y) Parent and Merger Sub fail to complete the Closing within two (2) Business Days following the date the Closing should have occurred pursuant to Section 1.2; or

(iii)                the Company effects a Change of Recommendation or enters into a definitive written agreement with respect to a Superior Proposal after (A) complying with the applicable provisions of Section 6.6 and (B) paying to Parent the Company Termination Fee payable pursuant to Section 8.3(b); or

(e)                by Parent, if:

(i)                the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) has given rise to or would give rise to the failure of a condition set forth in Section 7.2(a) or 7.2(b) of this Agreement and (B) is incapable of being cured or, if capable of being cured, is not cured by the Company within thirty (30) calendar days following receipt of written notice of such breach or failure to perform from Parent (or, if the End Date is less than thirty (30) calendar days from the date of receipt of such notice, by the End Date); provided, however, that the right to terminate this Agreement under this Section 8.1(e)(i) shall not be available to Parent if a material breach of this Agreement by Parent or Merger Sub has been the primary cause of or primarily resulted in the failure of any such condition capable of satisfaction; or

(ii) the Company Board effects a Change of Recommendation.

The Party desiring to terminate this Agreement pursuant to clause (b), (c), (d), or (e) of this Section 8.1 shall give written notice of such termination to the other Party in accordance with Section 9.2, specifying the provision or provisions hereof pursuant to which such termination is being effected.

8.2                Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of the Company, Parent, any of their respective Subsidiaries or any of their respective Representatives shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated hereby, except that (a) Sections 6.3(b), 6.12, 8.2 and 8.3 and Article IX shall survive any termination of this Agreement, and (b) no Party shall be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of this Agreement.

8.3                Fees and Expenses.

(a)                Except as otherwise provided in this Section 8.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the Party incurring such fees or expenses, whether or not the Merger or any of the other transactions contemplated by this Agreement are consummated.

(b)                In the event that (i) the Company terminates this Agreement pursuant to Section 8.1(d)(iii); (ii) (A) prior to the Stockholders' Meeting and after the date hereof, any Person shall have made an Alternative Transaction Proposal, which proposal has been publicly disclosed and not withdrawn, and thereafter the Company or Parent terminates this Agreement pursuant to Section 8.1(c)(i) without the Stockholder Approval having been obtained or Section 8.1(c)(ii), and (B) within twelve (12) months after such termination, such Alternative Transaction Proposal shall have been consummated or any definitive written agreement with respect to such Alternative Transaction Proposal shall have been entered into; or (iii) Parent terminates this Agreement pursuant to Section 8.1(e)(i) or Section 8.1(e)(ii), then the Company shall pay Parent a fee in the amount of US$1,500,000 (the "Company Termination Fee") at the time of such termination, in the case of a termination described in clause (i) or (iii) above, or upon the consummation of such transaction, in the case of a termination described in clause (ii) above. For the purposes of the foregoing, the term "Alternative Transaction Proposal" shall have the meaning assigned to such term in Section 6.6(h)(i) except that the references to "fifteen percent (15%)" shall be deemed to be references to "fifty percent (50%)." Notwithstanding the foregoing, in no event shall the Company be required to pay the Company Termination Fee (x) on more than one (1) occasion or (y) if, at the time this Agreement is terminated, this Agreement could have been terminated by the Company pursuant to Section 8.1(d)(i) .

(c)                In the event that the Company terminates this Agreement pursuant to Section 8.1(d)(i) or Section 8.1(d)(ii), then Parent shall pay a termination fee to the Company in an amount equal to US$2,800,000 (the "Parent Termination Fee").

(d)                The payments of the Company Termination Fee and the Parent Termination Fee contemplated by Sections 8.3(b) and 8.3(c), respectively, shall be made by wire transfer of immediately available funds to an account designated by Parent or the Company, as applicable, and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of taxes. The Company and Parent acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither Party would enter into this Agreement, and (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to this Section 8.3 are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement. In the event that either Party fails to pay when due any amounts payable under this Section 8.3, then such Party shall (i) reimburse the other Party for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection of such overdue amount, and (ii) pay to the other Party interest on such overdue amount (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made.

(e)                In the event that either of Parent or Merger Sub fails to effect the Closing when required by Section 1.2 for any reason or otherwise breaches this Agreement or fails to perform hereunder (in each case, whether willfully, intentionally, unintentionally or otherwise), the Company’s right to terminate this Agreement and receive (i) the Parent Termination Fee; (ii) any reimbursement of costs and expenses pursuant to the last sentence of Section 8.3(d); and (iii) any amount in respect of which it is indemnified by Parent pursuant to Section 6.8(a) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Company Group against the Parent Group, for any loss or damage suffered as a result of any such breach or failure to perform hereunder or other failure of the Merger to be consummated (in each case, whether willfully, intentionally, unintentionally or otherwise); provided, however, the limitation of remedies set forth under this Section 8.3(e) shall not apply in the event Parent has not deposited or caused to be deposited in full the amounts specified in Section 2.1 within one (1) Business Day following the Effective Time. As used in this Agreement, the term "Company Group") means the Company, its Subsidiaries and their respective direct or indirect stockholders, Affiliates and Representatives, and the term "Parent") means Parent, Merger Sub, their respective direct and indirect stockholders and Affiliates and any lender or prospective lender, lead arranger, arranger, agent or Representative of or to Parent and Merger Sub.

(f)                Subject to Section 9.8, in the event that the Company fails to effect the Closing when required by Section 1.2 for any reason or otherwise breaches this Agreement or fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), Parent’s right to terminate this Agreement and receive (i) the Company Termination Fee; and (ii) any reimbursement of costs and expenses pursuant to the last sentence of Section 8.3(d) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against the Company Group, for any loss or damage suffered as a result of any such breach or failure to perform hereunder or other failure of the Merger to be consummated (in each case, whether willfully, intentionally, unintentionally or otherwise).

8.4                Amendment. Subject to the applicable provisions of the NRS, at any time prior to the Effective Time, the Parties may modify or amend this Agreement, with the approval of the boards of directors of the Parties at any time; provided, however, that (a) in the case of the Company, each of the Company Board and Special Committee have approved such amendment in writing, and (b) after approval of this Agreement by the stockholders of the Company, no amendment shall be made which changes the Merger Consideration or adversely affects the rights of the Company's stockholders hereunder or is otherwise required under any applicable Law to be approved by such stockholders without, in each case, the approval of such stockholders.

8.5                Extension; Waiver. At any time prior to the Effective Time, any Party may, to the extent permitted under applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or (c) waive compliance with any of the agreements or conditions of the other Party contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1                Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants or agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.3 (Access to Information), 6.4 (Indemnification; Advancement of Expenses; Exculpation and Insurance), 8.2 (Effect of Termination) and this Article IX, and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.2                Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)                if to the Company, to:

China TransInfo Technology Corp.
9th Floor, Vision Building,
39 Xueyuanlu, Haidian District,
Beijing 100191, China
Attention: General Counsel
Facsimile: +86 10 5169 1666

with a copy to:

Shearman & Sterling LLP
12F East Tower, Twin Towers
B-12 Jianguomenwai Dajie
Beijing 100022, China
Attention: Lee Edwards
Facsimile: +86 10 6563 6001

and

Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, DC 20037
Attention: Louis Bevilacqua
Facsimile: +1 202-663-8007

if to Parent or Merger Sub, to:

c/o China TransInfo Technology Corp
9th Floor, Vision Building,
39 Xueyuanlu, Haidian District,
Beijing 100191, China
Attention: Mr. Shudong Xia
Facsimile: +86 10 5169 1666

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
30/F, China World Office 2
No. 1, Jian Guo Men Wai Avenue
Beijing 100004 China
Attention: Peter X. Huang
Facsimile: +86 10 6535 5577

9.3                Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Sections of the Disclosure Letter, such reference shall be to an Article or Section of or Exhibit or Section of the Disclosure Letter to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein," "hereby," "herewith," "hereto" and "hereunder" and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. All Sections of the Disclosure Letter and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement.

9.4                Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that any term, provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the Parties that such provision, covenant or restriction be enforced to the maximum extent permitted.

9.5                Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement.

9.6                Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the Laws of the State of New York applicable to contracts made and performed entirely within such state, without regard to any applicable conflicts of law principles, except that matters relating to the fiduciary duties of the Company Board and internal corporate affairs of the Company shall be governed by the Laws of the State of Nevada. The Parties agree that any Proceeding brought by any Party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the Borough of Manhattan of the City of New York. Each of the Parties submits to the jurisdiction of any such court in any Proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby, and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such Proceeding. Each Party irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum.

9.7                Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the Parties and their respective successors and assigns. The Parties hereby agree that this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, other than Section 6.4 and Section 6.14 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons). The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.5 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Accordingly, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.8                Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached. Accordingly, each of Parent and Merger Sub shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal or state court located in the Borough of Manhattan of the City of New York, this being in addition to any other remedy to which such Party is entitled at Law or in equity. The Company further waives (i) any defense in any action for specific performance that a remedy at Law would be adequate, and (ii) any requirement under any Law to post security as a prerequisite to obtaining equitable relief. The Parties acknowledge that the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or Merger Sub or any remedy to enforce specifically the terms and provisions of this Agreement (other than the remedies for failure to fund the Merger Consideration set forth in Section 2.7) and that the Company’s sole and exclusive remedies with respect to any such breach shall be the remedies set forth in Sections 8.1, 8.2 and 8.3 (which shall be in addition to the remedies set forth in Section 2.7, if applicable).

9.9                Confidentiality.

(a)                Prior to and during the term of this Agreement, each Party has disclosed or may disclose to the other Party Confidential Information. Subject to Section 9.9(b), unless otherwise agreed to in writing by the disclosing Party, the receiving Party shall (i) except as required by Law, keep confidential and not disclose or reveal any Confidential Information to any Person other than the receiving Party’s Representatives or, in the case of Parent as the receiving Party, SAIF and any source of potential debt financing and their respective Representatives, in each case, (A) who are actively and directly participating in the consummation of the transactions contemplated by this Agreement and other Transaction Documents or who otherwise need to know the Confidential Information for the transactions contemplated by this Agreement and other Transaction Documents and (B) whom the receiving Party will cause to observe the terms of this Section 9.9, and (ii) not to use Confidential Information for any purpose other than in connection with transactions contemplated by this Agreement and other Transaction Documents. Each Party acknowledges that such Party shall be responsible for any breach of the terms of this Section 9.9 by such Party or its Representatives and each Party agrees, at its sole expense, to take all reasonable measures (including but not limited to court proceedings) to restrain its Representatives from prohibited or unauthorized disclosure or use of the Confidential Information.

(b)                In the event that the receiving Party or any of its Representatives or, in the case of Parent as the receiving Party, SAIF or any source of potential debt financing or any of their respective Representatives, is requested pursuant to, or required by, Law to disclose any the Confidential Information, the receiving Party will provide the disclosing Party with prompt notice of such request or requirement in order to enable the disclosing Party to seek an appropriate protective order or other remedy (and if the disclosing Party seeks such an order, the receiving Party will provide such cooperation as the disclosing Party shall reasonably request), to consult with the receiving Party with respect to the disclosing Party’s taking steps to resist or narrow the scope of such request or legal process, or to waive compliance, in whole or in part, with the terms of this Section 9.9. In the event that such protective order or other remedy is not obtained, or the disclosing Party waives compliance, in whole or in part, with the terms of this Section 9.9, the receiving Party or its Representative will disclose only that portion of the Confidential Information that the receiving Party is advised by counsel is legally required to be disclosed and will use such disclosing Party’s best efforts to ensure that all Confidential Information so disclosed will be accorded confidential treatment.

(c)                As used in this Agreement, the term “Confidential Information” means any confidential or proprietary information, disclosed prior to or after the date hereof by one Party or any of its Affiliates to the other Party or any of its Affiliates, concerning the disclosing Party’s business, financial condition, proprietary technology, research and development and other confidential matters, including without limitation, any confidential or proprietary information provided under this Agreement, any other Transaction Documents, or any of the exhibits or schedule attached hereto. Confidential Information shall not include any information which (i) is or becomes generally available to the public other than as a result of a disclosure by the receiving Party or its Representatives in violation of this Section 9.9 or other obligation of confidentiality, (ii) was available to the receiving Party on a nonconfidential basis prior to its disclosure by the disclosing Party or the disclosing Party’s Representatives, or (iii) becomes available to the receiving Party on a nonconfidential basis from a Person (other than the disclosing Party or the disclosing Party’s Representatives) who is not prohibited from disclosing such information to the receiving Party by a legal, contractual or fiduciary obligation to the disclosing Party or any of the disclosing Party’s Representatives.

9.10                WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY DOCUMENTS OR INSTRUMENTS REFERRED TO IN THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.11                Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that each Party need not sign the same counterpart.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

TRANSCLOUD COMPANY LIMITED

By: /s/ Shudong Xia
Name: Shudong Xia
Title: Director

TRANSCLOUD ACQUISITION, INC.

By: /s/ Shudong Xia
Name: Shudong Xia
Title: Director

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

CHINA TRANSINFO TECHNOLOGY CORP.

By: /s/ Xingming Zhang
Name: Xingming Zhang
Title: Chairman of the Special Committee